UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐             No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 25, 2010

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

VimpelCom Ltd. Initiates Squeeze-out Process

to Acquire 100% of OJSC VimpelCom

Amsterdam and New York (May 25, 2010) - “VimpelCom Ltd.” (“VimpelCom Ltd.” or the “Company”) (NYSE: VIP) today announced that it has delivered the squeeze-out demand notice and related material required to be provided under applicable Russian law to OJSC “Vimpel-Communications” (“OJSC VimpelCom”).

As described in VimpelCom Ltd.’s final prospectus dated March 25, 2010, all OJSC VimpelCom shares and American Depositary Shares (“ADSs”) not tendered to VimpelCom Ltd. in its exchange offers to holders of OJSC VimpelCom shares and ADSs are subject to a mandatory squeeze-out procedure under Russian law. Today, VimpelCom Ltd. commenced the squeeze-out procedure through which it will acquire all remaining OJSC VimpelCom shares, including those represented by ADSs, for a cash payment of RUB 11,800 per share (which is equal to approximately US$382.18 per share at the exchange rate as of May 25, 2010). Because each OJSC VimpelCom ADS represents 1/20 of one OJSC VimpelCom share, holders of OJSC VimpelCom ADSs will be entitled to receive RUB 590 per ADS (which is equal to approximately US$19.11 per ADS at the exchange rate as of May 25, 2010), less any costs and expenses incurred by The Bank of New York Mellon, in its capacity as the ADS depositary, in processing the payments and converting the rouble amount it receives into US dollars. The squeeze-out price was determined as the market value of the OJSC VimpelCom shares as of February 28, 2010 by an independent Russian appraiser in accordance with Russian law. The appraisal was supplemented with a value analysis by ZAO Deloitte and Touche CIS.

Because the demand notice was delivered by VimpelCom Ltd. to OJSC VimpelCom within 35 days of completion of the Russian exchange offer, OJSC VimpelCom’s minority shareholders will not have the right to require VimpelCom Ltd. to acquire their shares on the terms applicable to such right under Russian law and will instead be subject to the squeeze-out procedure. OJSC VimpelCom will deliver squeeze-out material to all of its minority shareholders as of May 25, 2010 within 15 days. The demand notice establishes July 14, 2010 as the “list date” for the squeeze-out procedure. Minority shareholders and ADS holders as of this date will receive the cash payments to which they are entitled and their shares (including shares underlying their ADSs) will be transferred to VimpelCom Ltd. by operation of law. The squeeze-out process is expected to be completed by early August.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the completion of the squeeze-out and involve risks and uncertainties. The actual outcome may differ from these statements if the Company is unable to obtain financing for the squeeze-out, which, in turn, may be affected by continued volatility in the economies or general political uncertainty in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially due to other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7-495- 954-7888	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fd.com